EXHIBIT 99.1

DEFSEC Technologies Inc. Announces Board Changes

  George Weber, former Chairman of Calian Group Ltd (TSX: CGY) joins board as Vice-Chairman
  David Luxton moves to role of Chairman from Executive Chairman
  Paul Fortin retires from board

OTTAWA, ON, Sept. 14, 2026 /CNW/ -- DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") today announced changes to its board of directors as it heads into its 2027 Fiscal Year (FY) commencing October 1, 2026.

Board changes

"We're delighted to welcome George Weber to the board as Vice-Chairman," said David Luxton, who moves from the role of Executive Chairman to Non-Executive Chairman. "George (bio below) is a respected veteran of the defence and security industry, with extensive international experience in the public safety market from many years leading the Canadian and International Red Cross and Red Crescent. His background also includes experience in building software companies, which is highly relevant to our business at DEFSEC. As former Chair of the Calian Group Ltd (TSX: CGY) he brings long experience in governance of a large public defence company." Calian is one of Canada's premier defence and security companies with revenue of almost CAD $900M and a market cap approaching CAD $1B.

Mr. Weber replaces Paul Fortin, who is retiring from the board. "Paul has served as a committed and faithful board member since DEFSEC first went public in 2021," added Mr. Luxton. "We are fortunate and grateful to have had the benefit of his service."

Sean Homuth, President and CEO, added that, "George Weber adds substantially to our domain knowledge at the board level as we plan expansion into public safety markets in FY 2027. As well, his senior experience in public company governance is important to maturing board oversight as we continue to grow our business and position it in a dynamic operating environment, one that we believe is increasingly favourable to our business as a Canadian defence company.

Investor conference

The Company also reported that it is presenting at the H.C. Wainwright 28th Annual Global Investment Conference, September 14-16, held at the Lotte New York Palace Hotel.

About George Weber

Senior executive leader with more than 30 years of experience as a CEO, board chair, and governance advisor across public, private, and not-for-profit organizations globally. Proven track record guiding complex institutions through strategic transformation, operational excellence, and government relations.

Former Chair of the Board of Directors of Calian Group Ltd. (TSX), concluding service in February 2026. Currently Chair of Northoff Mental Health Diagnostics Ltd. and Director of Kamino Medical Ltd., both privately held organizations. Also serves as President and CEO of WebX Consulting Group, advising boards and senior executives on governance, leadership, and organizational strategy.

Previously served as Secretary General and CEO of the International Federation of Red Cross and Red Crescent Societies in Geneva, and earlier as Secretary General and CEO of the Canadian Red Cross. Also served as President and CEO of the Royal Ottawa Health Care Group, a specialized mental health hospital and academic health sciences center, and Executive Director and CEO of the Canadian Dental Association. In addition, founded Continuation Services Inc., a for-profit enterprise created as a spin-off from the Canadian Dental Association.

Active in national and international governance through service on multiple boards and advisory committees. Holds the ICD.D (Institute of Corporate Directors) designation and ACC certification in Audit Committee governance, along with the Certified Association Executive (CAE) credential. Holds a Master's degree from McGill University, completion of the Advanced Management Program at Harvard Business School, and the International Program for Board Members at IMD Business School in Switzerland.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary less-lethal product line branded PARA SHOT™ with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", "momentum" or "interest", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described in its public filings; interest in DEFSEC Lightning™ 2.0 or other products and services as well as timing of full implementation, subscription uptake or commercial release thereof; the Company's estimates of program billings on an annualized go-forward basis and increases to annualized gross margin on a go-forward basis and extent thereof, if any; the outcome and timing of test and evaluation activities for BLISS™ at the United States Army Yuma Test Center and whether such activities result in follow-on orders; the ability to sustain full-rate production of, and demand for, ARWEN® 40mm baton ammunition; the stage of scaled production for the PARA SHOT™ technology into new training cartridges and timing of release thereof; the intended use of net proceeds from the June 2026 registered direct offering and concurrent private placement and whether any warrants are exercised; and management's belief that its extensive customer base of law enforcement agencies for ARWEN® throughout North America is a ready market for its new products like PARA SHOT™ as well as DEFSEC Lightning™.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOT™ products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISS™), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOT™ products, delay or inability to grow subscriptions for DEFSEC's Lightning™ 2.0 SaaS offering, lower than expected or delayed demand for DEFSEC's BLISS™, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defence and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere, including changes to the continued listing requirements of the Nasdaq Capital Market and the TSX Venture Exchange; the inability of DEFSEC to implement and execute its business strategies; the Company's ability to raise additional capital when required and on acceptable terms; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE DEFSEC Technologies Inc

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%CIK: 0001889823

For further information: David Luxton, Chairman, luxton@defsectec.com, (613) 769-5353; Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255

CO: DEFSEC Technologies Inc

CNW 06:45e 14-SEP-26